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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 2)
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                              JACKSON HEWITT INC.
                           (Name of Subject Company)
                              HJ ACQUISITION CORP.
                              CENDANT CORPORATION
                                   (Bidders)
                            ------------------------
                          COMMON STOCK, $.02 PAR VALUE
                         (Title of Class of Securities)
                                  468201-10-8
                     (CUSIP Number of Class of Securities)

                             JAMES E. BUCKMAN, ESQ.
                              CENDANT CORPORATION
                                  6 SYLVAN WAY
                          PARSIPPANY, NEW JERSEY 07054
                                 (973) 428-9700
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on behalf of Bidders)
                                    COPY TO:
                             ERIC J. FRIEDMAN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000
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    This Amendment No. 2 amends the combined Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D initially filed on November 25, 1997 (as amended, the "Statement") by HFS Incorporated, a Delaware corporation (the "Parent"), and its wholly owned subsidiary HJ Acquisition Corp., a Virginia corporation (the "Purchaser"), relating to the Purchaser's tender offer for all of the outstanding shares of common stock, par value $.02 per share, of Jackson Hewitt Inc., a Virginia corporation. Cendant Corporation is the successor by merger to Parent. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Statement.

Item 2.  Identity and Background

    Item 2 is hereby amended to add as follows:

    On December 17, 1997, the Parent Merger (as defined in the Offer to Purchase) was consummated.

Item 10. Additional Information

    The information set forth in Section 15-- "Certain Legal Matters" of the Offer to Purchase is hereby amended to add as follows:

    UNITED STATES ANTITRUST.
    -----------------------

    At 11:59 p.m., New York City time, on December 11, 1997, the waiting period under the HSR Act applicable to the Offer with respect to Parent's Notification and Report Form expired.

    On December 19, 1997, Parent and the Purchaser were notified that they had been granted early termination of the waiting period under the HSR Act applicable to the Offer with respect to CUC's Notification and Report Form.


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                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 23, 1997

                                HJ ACQUISITION CORP.

                                BY:             /S/ JAMES E. BUCKMAN
                                     -----------------------------------------
                                Name: James E. Buckman
                                Title:  Vice President & Secretary


                                CENDANT CORPORATION

                                BY:             /S/ JAMES E. BUCKMAN
                                     -----------------------------------------
                                Name: James E. Buckman
                                Title: Senior Executive Vice President &
                                       General Counsel